Exhibit 99.1

Bragg Gaming’s New Content Live on ResortsCasino.com and MoheganSunCasino.com in New Jersey

Agreement marks further North American progress in placing proprietary content from Bragg’s Atomic Slot Lab and Indigo Magic studios

TORONTO, March 6, 2023 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or “the Company”), today announced that it launched its new content and Remote Game Server with Resorts Digital Gaming (“RDG”) in New Jersey. The launch expands the reach of Bragg’s new proprietary content in one of the nation’s largest iGaming markets, highlighting another proof point of success for the Company’s North American expansion initiative.

Proprietary content such as Fairy Dust and Dreamy Genie from Bragg’s Atomic Slot Lab studio, as well as new exclusive premium content from the Company’s partner studios is now available to RDG’s New Jersey customers at https://www.resortscasino.com and https://www.mohegansuncasino.com. This follows the launch of Bragg’s new Remote Game Server (“RGS”) technology with the operator.

According to H2 Gambling Capital, the interactive casino market in New Jersey is on track to generate US $1.8 billion in Gross Win in 2023.

Lara Falzon, President and Chief Operating Officer for Bragg Gaming Group, said: “This new rollout marks another milestone of our success in providing our new innovative proprietary content to a growing audience of online players in North America. We expect the ongoing rollout of our new content and RGS technology throughout North America will enable us to reach new audiences with quality content that we believe will continue to significantly boost our growth within the iGaming market.

“Bragg is excited to work with Resorts Digital Gaming to provide our new proprietary content for their players in New Jersey. Our new player-engaging games offer a great entertainment experience that we expect will help the company retain current players and attract new players to www.resortscasino.com and mohegansuncasino.com.”

Ed Andrewes, CEO Resorts Digital Gaming, said: “We are focused on consistently expanding the offering on our platform with top-class content, so that we can provide the best possible experience to our customers in New Jersey, and Bragg’s new games will help us continue to meet this goal.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more here: https://bragg.group.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.group

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.group

About Resorts Digital Gaming LLC

Resorts Digital Gaming LLC is the digital arm of Resorts Casino Hotel, an Atlantic City favorite offering world-class casino action and sports betting in a relaxed environment that keeps the focus on fun. Resorts Casino Hotel made history as the first American casino outside of Nevada and Resorts Digital Gaming has continued the revolution by offering the most comprehensive online casino in New Jersey. Boasting hundreds of online slots and table games, live dealer games and virtual sports —all through an integrated single sign-on—Resorts Digital Gaming continues to raise the benchmark for iGaming in New Jersey.